

December 21, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Office
Toda International Holdings, Inc.
C/O Dalian TOFA New Materials Development Co, Ltd.
N. 18-2-401 Gangjing Garden
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
Peoples Republic of China

> **Re:** **Toda International Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **Filed December 19, 2011**
> **File No. 000-52346**

Dear Mr. Zheng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 8-K

1. We note that the revisions you intend to make were identified as a result of a comparison of the financial statements included in the Form 8-K/A with the financial statements in your Quarterly Report on Form 10-Q. Please revise your disclosure to (i) expand the facts underlying the conclusion to restate your financial statements (i.e. how the previous accounting treatment was incorrect) and (ii) quantify the impact of this correction on your balance sheet and statements of operations as of and for the period ended December 31, 2010.

2. We note your disclosure that you are reclassifying restricted cash and certain costs related to sale of raw material from selling and distribution to other income (expense) to conform with the standards of the Public Company Accounting Oversight Board. Please confirm that the accounting standards that you are applying conform with generally accepted accounting principles (US GAAP) and SEC rules and regulations.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Staff Accountant